UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION

In the Matter of NATIONAL FUEL GAS COMPANY NATIONAL FUEL RESOURCES, INC. File No. 70-7833 (Public Utility Holding Company Act of 1935)	FIFTY-FIRST CERTIFICATE PURSUANT TO RULE 24

        In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended September 30, 2004. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 2004.

        IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 10th day of November 2004.

NATIONAL FUEL RESOURCES, INC. By: /s/ Donna L. DeCarolis Donna L. DeCarolis, Vice President NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson James R. Peterson, Assistant Secretary